EXHIBIT 14

MICRO COMPONENT TECHNOLOGY, INC.

CODE OF ETHICS

(Adopted April 8, 2004)

A.            Introduction

The Board of Directors has adopted this Code of Ethics to promote (1) the highest honest and ethical conduct, and (2) compliance with laws, regulations, and Company policies, by the Company’s directors, officers, employees and contractors.

This Code is in addition to the Company’s other policies, procedures, rules and practices, which continue to apply.  It is also in addition to the terms and conditions of any agreement between a person and the Company.

This Code is intended as a statement of basic principles and standards and does not include specific rules that apply to every situation.  If a situation arises that is not covered by the Code, you are expected to act in that situation with the highest honest and ethical conduct.  If you are unsure whether a particular activity or relationship is improper under this Code, seek clarification from your supervisor, or the Board or the Audit Committee if you are a director or officer.

This Code should not be construed as a contract of employment and does not change any person’s status as an at-will employee.  This Code is for the benefit of the Company, and no other person is entitled to enforce this Code.  This Code does not create any private cause of action or remedy in any other person for a violation of this Code.

A copy of this Code has been filed with the Securities and Exchange Commission and is therefore available to the public.

B.            Application

You are subject to this Code if you are a director, officer, employee or contractor of the Company or any of its subsidiaries.  Violation of the Code can result in disciplinary actions, including dismissal.

C.            Compliance with Laws, Rules and Regulations

You are required to comply with all applicable laws, rules and regulations when engaged in activities that involve the Company.  This includes laws of any foreign countries in which the Company does business.  Although you are not expected to know the details of all applicable laws, rules and regulations, you are expected to seek advice from your superiors at the Company (who will, if necessary, contact legal counsel) if you have a question about any applicable laws, rules and regulations, or if you are unsure whether particular conduct is illegal.

D.            Conflict of Interest

You must seek to avoid conflicts of interest.  If a conflict of interest arises, you must disclose it to your supervisor (or the Board or the Audit Committee if you are an officer or director) and attempt to resolve the conflict in an honest and ethical manner.  Conflicts of interest exist when your private interest interferes in any way with the interest of the Company.  For example, having outside financial interests that interfere with your ability to effectively and objectively perform your work for our Company is a conflict of interest.  Conflicts of interest may also arise if you receive, or a member of your family receives, an improper personal benefit as a result of your position with the Company.

The following standards apply to common situations where potential conflicts of interest may arise.

1.             Gifts and Entertainment.  Personal gifts and entertainment of nominal value ($100 or less) offered by persons doing business with the Company may be accepted, when offered in the ordinary and normal course of the business relationship.  Any other gifts or entertainment, including any gifts of cash, are prohibited.  Any gifts given by the Company’s directors, officers or employees must be recorded on the Company’s financial records.

2.             Financial Interests in Other Organizations.  Your financial interest in another organization may create a conflict of interest if the other organization has a material business relationship with, or is a direct competitor of, the Company, and your financial interest is of such a size that your ability to exercise independent judgment on behalf of the Company may be compromised.  As a general rule, a passive investment will not be considered improper if it:

(a)                                  is in publicly traded shares

(b)           represents less than 1% of the outstanding equity of the organization in question; and

(c)                                  represents less than 5% of your net worth.

3.             Other Outside Business Activities.  The determination of whether any other outside position you may hold creates a conflict of interest will depend on the facts and circumstances of each case.  Your involvement in trade associations, professional societies, and charitable and similar organizations will not normally be viewed as improper.  However, if those activities are likely to take substantial time from or otherwise conflict with your responsibilities to the Company, you should obtain prior approval from your supervisor.

E.             Corporate Opportunities

You are prohibited from taking for yourself any opportunities that come to you as a result of your position with the Company, or that are discovered by you through the use of corporate property, information or position, unless the Board of Directors has declined to pursue the opportunity.  You may not use corporate property, information, or position for personal gain, or to compete with the Company.  You owe a duty to act in the best interests of the Company at all times.

F.             Fair Dealing

You are expected to deal fairly with the Company’s suppliers, customers, competitors and employees and with other persons with whom the Company does business.  You should not take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any other unfair practice.

G.            Confidentiality

You must maintain the confidentiality of all confidential information entrusted to you by the Company or by persons with whom the Company does business, except when disclosure is authorized or legally mandated.  Confidential information includes all non-public information of the Company, such as trade secrets, patents, trademarks and copyrights as well as business, marketing and service plans, engineering and marketing ideas, designs, databases, records, salary information and any unpublished financial data and reports.  Unauthorized use or distribution of this information is a violation of Company policy and could also be illegal and result in civil or criminal penalties.  This prohibition is in addition to any restrictions contained in any nondisclosure agreement between you and the Company.

H.            Protection and Proper Use of Company Assets

You are responsible to protect the Company’s assets and promote their efficient use.  Theft, carelessness and waste have a direct impact on the profitability of the Company.

I.              Insider Trading

The Company has adopted an Insider Trading Policy that prohibits using material non-public information about the Company for trading in the Company’s securities.  You are required to abide by that policy.  Please contact your supervisor if you need a copy of the policy.

J.                                         Company Records and Financial Statements

The integrity of the Company’s financial reporting is of the utmost importance.  Management will establish and maintain internal standards and a system of internal accounting controls designed to provide that transactions are recorded accurately and honestly.  All transactions must be accurately reflected in the Company’s books and records in accordance with generally accepted accounting principles and in compliance with all laws and Company policies regarding the maintenance of accounts and records.  All financial data should be prepared promptly, carefully, and honestly.  Falsifying or altering records or reports or knowingly approving false or altered records or reports is prohibited.  Records should always be retained or destroyed according to the Company’s records retention procedures.

K.            Public Disclosures

It is the Company’s policy to provide full, accurate, timely, and understandable disclosure in all reports and documents that we file with, or submit to, the Securities and Exchange Commission, and in all other public communications made by the Company.  All officers and employees involved in preparation of the Company’s SEC filings are expected to act in conformance with this policy at all times.

L.            Political Contributions

The Company’s funds and resources may not be used to make a political contribution to any political candidate or political party anywhere in the world.  Exceptions to this policy are allowed if such contributions are permitted by law and permission is received in advance from the CEO.

M.           Waivers of the Code of Ethics

If you wish to obtain a waiver for any activity or relationship, you should disclose it first to your immediate supervisor (or the Board of Directors or Audit Committee if you are an officer or director), who will first make a determination whether a waiver of this Code is required and second, if required, whether a waiver will be granted.  However, any waiver of this Code for an officer or director by the Company’s Board of Directors (or the committee to which the Board of Directors delegates this function) will promptly be disclosed to the extent required by applicable law, rule or regulation.

N.            Reporting any Illegal or Unethical Behavior

Employees are encouraged to promptly report violations of laws, rules and regulations and this Code to their supervisors or, if their supervisors may be involved in improper conduct or have failed to take appropriate action, then to the Company’s CEO or CFO.  Violations by the CEO or a director should be reported to the Board or the Audit Committee.  Violations may also be reported to the Company’s outside legal counsel, Best & Flanagan LLP (contacts:  James Diracles and Charles Berquist at 612-339-7121).  Any report of a violation need not be signed and may be sent anonymously.  All reports, including those sent anonymously, will be promptly investigated and, if found to be accurate, acted upon in a timely manner.  All persons covered by this Code are expected to cooperate in internal investigations of misconduct.

It is the Company’s policy not to allow actual or threatened retaliation, harassment or discrimination due to reports of misconduct by others made in good faith.  Any retaliation or threat of retaliation against any persons for refusing to violate this Code, or for reporting in good faith the violation or suspected violation of this Code, is itself a violation of this Code and subject to discipline, including termination.